Hudbay Announces Fourth Quarter and Full Year 2018 Results and Provides 2019 Guidance

Toronto, Ontario, February 19, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter and full year 2018 financial results and production and cost guidance for 2019. All amounts are in U.S. dollars, unless otherwise noted.

Summary
  On a consolidated basis, copper production exceeded the mid-point of 2018 guidance by 14% and production of zinc and precious metals were within 2018 guidance ranges; copper production at Constancia exceeded the top end of 2018 guidance and Manitoba copper production was at the top end of the guidance range
  Constancia achieved record mill throughput, record copper recoveries and record molybdenum production in 2018
  Cash generated from operating activities was $137.3 million in the fourth quarter of 2018 and $479.6 million in the full year 2018
  Net debt decreased to $465.5 million as at December 31, 2018, including cash and cash equivalents of $515.5 million
  Updated reserve and resource estimate at Lalor including a 65% increase in gold reserves1
  New Lalor mine plan more than doubles annual gold production from current levels once the New Britannia mill is operating with average annual gold production of approximately 140,000 ounces over the first five years at a sustaining cash cost, net of by -product credits, of $450 per ounce, positioning Lalor as one of the lowest cost gold mines in Canada1

Operating cash flow before change in non cash working capital decreased to $107.9 million in the fourth quarter of 2018 from $171.9 million in the same quarter of 2017. The decrease is due mainly to lower realized prices and sales volumes for copper and zinc, partially offset by higher molybdenum concentrate sales volumes. In the fourth quarter of 2018, cash generated from operating activities was $137.3 million, which increased from $129.4 million in the same period of 2017 as cash flows from changes in non-cash working capital more than offset the factors described above. Net loss and basic and diluted loss per share in the fourth quarter of 2018 were $3.5 million and $0.01, respectively, compared to a net profit and earnings per share of $94.3 million and $0.36, respectively, in the fourth quarter of 2017.

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Net loss and loss per share in the fourth quarter of 2018 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Foreign exchange gain	2.6	1.5	0.01
Mark-to-market adjustments of various items	(3.9)	(2.9)	(0.01)
Non-cash accounting loss on pension plan de- risking transaction	(2.2)	(1.4)	(0.01)
Non-cash deferred tax adjustments	-	(12.9)	(0.05)

“In the fourth quarter, we continued our trend of generating strong operating cash flow as we remained focused on our strategic priorities of developing and operating our portfolio of high-quality assets in mining friendly jurisdictions,” said Alan Hair, president and chief executive officer. “We are very pleased to release the next phase of our plan for the gold-zinc business at Lalor, which we believe will unlock value in the Snow Lake region through the refurbishment of the New Britannia gold mill and the potential for future resource conversion and further regional exploration success. We are also pleased with the success we’ve had at optimizing our Constancia mine, which achieved record mill throughput and copper recoveries in 2018, resulting in the business exceeding copper production guidance in 2018.”

Hudbay’s Board and management remain committed to the company’s disciplined approach to driving long-term and sustainable value creation. Over the last several years, Hudbay has grown beyond its Manitoba base through acquisition, exploration and development into a leading mid-tier copper producer with low-cost, long-life assets in Canada, Peru, Arizona, and most recently in Nevada with the acquisition of the Ann Mason project.

Hudbay’s management team has a proven track record of successful new mine development and expertise in both open pit and underground mining. In 2015, Hudbay completed the best in-class development and ramp-up of the Constancia mine in Peru, which is now the lowest cost per tonne open-pit copper mine in South America2. Constancia was a greenfield project in a new jurisdiction for Hudbay and the strong community relationships the company has built provides it with the social license to continue to grow its Peruvian business.

During this time, Hudbay also completed the construction of its Lalor underground mine in Manitoba, a deposit that was discovered by Hudbay’s exploration team in 2007 and achieved commercial production only seven years after its discovery. Hudbay continues to further unlock value at Lalor through the plan to refurbish the New Britannia gold mill by 2022, which is expected to more than double Lalor’s annual gold production over an extended mine life and establish Lalor as one of the lowest cost gold mines in Canada. Hudbay will continue exploration and infill drilling and advance engineering studies on both Lalor and the three satellite deposits in the Snow Lake region that could provide feed for further extensions of the Stall and New Britannia processing facilities. Please refer to Hudbay’s February 19, 2019 press release titled “Hudbay Announces Increased Lalor Mineral Reserves and Resources and Updated Mine Plan that Confirms Substantial Increase in Gold Production” for further information.

“Our focus for 2019 is to deliver on a number of near-term catalysts, including advancing our new Lalor gold strategy, developing the high-grade Pampacancha satellite deposit, continuing to maximize throughput and recoveries at Constancia, advancing both near-mine and greenfield exploration activities, and obtaining the final Section 404 water permit at Rosemont and moving the project into development,” stated Mr. Hair.

Compared to the same quarter in 2017, copper-equivalent production in the fourth quarter of 2018 decreased by 14%, primarily as a result of lower production in Manitoba following the closure of the Reed mine and lower planned copper grades at Constancia. In the fourth quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.94, an increase compared to $0.77 in the same period last year. Cash costs per pound of copper produced, net of by-product credits, increased as a result of lower copper production. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2018 was $1.73, which increased from $1.56 in the fourth quarter of 2017, driven mainly by the decrease in copper production.

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On a consolidated basis, Hudbay's copper production exceeded 2018 guidance and production of zinc and precious metals were within 2018 guidance ranges. Combined unit costs at Manitoba were within revised 2018 guidance ranges. Combined unit costs at Peru were in line with 2018 guidance ranges after reflecting the cost of higher than expected molybdenum production, and total capital expenditures were in line with expectations.

Cash and cash equivalents increased by $159.0 million from December 31, 2017 to $515.5 million as at December 31, 2018. This increase was a result of cash generated from operating activities of $479.6 million. These inflows were partly offset by $190.9 million of capital investments primarily at the Peru and Manitoba operations, interest payments of $74.8 million, finance lease payments of $20.9 million, net financing fees paid of $20.6 million, and $19.1 million of net cash paid to acquire Mason Resources Corp.

Net debt decreased by $50.9 million from September 30, 2018 to $465.5 million at December 31, 2018, primarily due to free cash flow generation. At December 31, 2018, total liquidity, including cash and available credit facilities, was $937.0 million, up from $878.4 million as at September 30, 2018.

During the fourth quarter of 2018, Hudbay completed a pension de-risking transaction whereby certain defined benefit pension obligations with an estimated solvency liability value of $126.0 million were transferred to a third party insurer in exchange for a payment from plan assets of $120.0 million. The transaction reduced the overall size and risk profile of the company’s defined benefit pension obligations, and improved the plans’ solvency funding position, which is used to determine funding requirements, by approximately $6.0 million. A non-cash accounting pre-tax loss on the transaction of $2.2 million was recognized in the fourth quarter of 2018.

Financial Condition ($000s)	Dec. 31, 2018	Dec. 31, 2017
		(Restated)
Cash and cash equivalents	515,497	356,499
Total long-term debt	981,030	979,575
Net debt[1]	465,533	623,076
Working capital	445,228	251,388
Total assets	4,685,635	4,728,016
Equity	2,178,856	2,112,345

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 11 of this news release.

Financial Performance	Three months ended		Year ended
($000s except per share and cash cost amounts)		Dec. 31	Dec. 31
	2018	2017	2018	2017
		(Restated)		(Restated)
Revenue	351,773	424,359	1,472,366	1,402,339
Cost of sales	276,547	279,406	1,098,626	993,198
Profit before tax	17,650	79,585	170,837	172,911
(Loss) profit	(3,510)	94,279	85,416	139,692
Basic and diluted (loss) earnings per share	(0.01)	0.36	0.33	0.57
Operating cash flow before change in non-cash working capital	107,948	171,904	493,471	530,561

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Production and Cost Performance			Three months ended			Three months ended
				Dec. 31, 2018			Dec. 31, 2017
			Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper		tonnes	30,834	6,404	37,238	33,837	9,338	43,175
Gold		oz	7,522	20,529	28,051	5,139	27,389	32,528
Silver		oz	750,747	263,937	1,014,684	670,219	333,272	1,003,491
Zinc		tonnes	-	27,408	27,408	-	33,055	33,055
Molybdenum		tonnes	329		329	119	-	119
Payable metal in concentrate sold
Copper		tonnes	31,252	5,098	36,350	34,227	7,252	41,479
Gold		oz	7,262	18,599	25,861	4,442	26,779	31,221
Silver		oz	672,756	236,744	909,500	543,763	291,723	835,486
Zinc[2]		tonnes	-	31,134	31,134	-	32,318	32,318
Molybdenum		tonnes	447		447	68	-	68
Cash cost[3]	$	/lb	1.31	(0.87)	0.94	1.38	(1.42)	0.77
Sustaining cash cost[3]	$	/lb	1.65	1.55		1.90	(0.35)
All-in sustaining cash cost[3]	$	/lb			1.73			1.56
				Year ended			Year ended
				Dec. 31, 2018			Dec. 31, 2017
			Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper		tonnes	122,178	32,372	154,550	121,781	37,411	159,192
Gold		oz	24,189	95,693	119,882	17,579	91,014	108,593
Silver		oz	2,729,859	1,224,610	3,954,469	2,374,008	1,113,250	3,487,258
Zinc		tonnes	-	115,588	115,588	-	135,156	135,156
Molybdenum		tonnes	904	-	904	454	-	454
Payable metal sold
Copper		tonnes	116,449	31,474	147,923	111,402	37,253	148,655
Gold		oz	20,420	92,677	113,097	12,464	97,306	109,770
Silver		oz	2,255,700	1,116,653	3,372,353	1,950,893	1,109,376	3,060,269
Zinc[2]		tonnes	-	115,723	115,723	-	116,377	116,377
Molybdenum		tonnes	819	-	819	491	-	491

Cash cost[3]	$	/lb	1.36	(0.64)	0.94	1.28	(0.59)	0.84
Sustaining cash cost[3]	$	/lb	1.57	0.96		1.79	0.23
All-in sustaining cash cost[3]	$	/lb			1.52			1.54

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 11 of this news release.

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Peru Operations Review

In addition to achieving record mill throughput in 2018, Constancia copper recoveries reached record levels in 2018 as a result of several metallurgical initiatives, achieving the recoveries anticipated in the National Instrument (“NI”) 43-101 Technical Report issued in March 2018.

During the fourth quarter of 2018, the Peru operations produced 30,834 tonnes of copper and 18,247 ounces of precious metals. The molybdenum plant continued to operate at substantially higher rates during the quarter, resulting in the production of 329 tonnes and 904 tonnes of molybdenum for the current quarter and full year, respectively. Year-over-year copper production increased slightly and exceeded the high end of full year guidance by 6%, due to higher throughput and recoveries more than offsetting lower grade. Production of precious metals and molybdenum also increased year-over-year due to the same factors, and precious metals were within guidance expectations.

Combined mine, mill and general and administrative (“G&A”) unit operating costs in the fourth quarter of 2018 were consistent with the same period in 2017. On a full year basis, including molybdenum plant costs, combined unit operating costs of $9.44 per tonne in 2018 were 7% higher than 2017 due to a decrease in capitalized stripping, higher costs for diesel and power, and higher molybdenum production, partially offset by higher mill throughput. Full year 2018 combined unit operating costs also include the signing bonuses for the three-year collective bargaining agreement signed earlier in 2018. Excluding molybdenum plant costs, combined unit costs for the full year were $9.17 per tonne. The molybdenum plant was operated substantially more than expected in 2018 following ongoing plant optimization initiatives, and the increase in revenue from molybdenum sales of $12.9 million from 2017 to 2018 more than offset the additional molybdenum plant costs of $2.7 million over the same period.

We expect continued high utilization of the Constancia molybdenum plant in 2019, resulting in higher molybdenum plant costs, which is reflected in the guidance for combined unit costs as well as expected higher molybdenum production in 2019.

Cash cost per pound of copper produced, net of by-product credits, for the three and twelve months ended December 31, 2018 was $1.31 and $1.36, decreasing by 5% and increasing by 6%, respectively, from the same periods in 2017. The decrease in the quarter is primarily due to higher by-product credits partially offset by lower copper production. The increase for the full year is mainly as a result of higher consumable costs and lower capitalized stripping, partially offset by higher by-product credits. Sustaining cash cost per pound of copper produced, net of by-product credits, for the three and twelve months ended December 31, 2018 was $1.65 and $1.57, respectively. This represents a decrease of 13% and 12% respectively, from the same periods in 2017, as a result of reduced sustaining capital spending on heavy civil works in Peru, which more than offset the factors noted above.

Manitoba Operations Review

During the fourth quarter of 2018, the Manitoba operations produced 27,408 tonnes of zinc, 6,404 tonnes of copper and 24,300 ounces of gold-equivalent precious metals. Zinc production was 17% lower compared to the same period in 2017 as a result of lower grades at Lalor and 777, in line with their respective mine plans. The Reed mine closure in August 2018 affected contained copper production compared to the fourth quarter of 2017. Production of copper and zinc metals met full year 2018 guidance. Precious metals production reflected Hudbay’s updated strategy of mining the Lalor gold zones at a later date to achieve higher recoveries with the New Britannia gold mill, as previously announced.

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Ore mined at the Manitoba operations during the fourth quarter of 2018 decreased by 12% compared to the same period in 2017. Decreased production at Lalor and the closure of the Reed mine was partially offset by increased production at 777. Overall, copper, gold, zinc and silver grades were 21%, 8%, 4% and 4% lower, respectively, in the fourth quarter of 2018 compared to the same period of 2017. Grade variances reflected anticipated declines in 777 and Lalor grades in accordance with their respective mine plans, together with the cessation of high-grade copper production from Reed following its closure.

Total ore mined at the Manitoba operations during the full year was 8% lower than 2017. Copper and zinc grades for the full year in 2018 were lower than 2017 by 12% and 13%, respectively, while gold and silver grades were 7% and 10% higher, respectively, which is in line with mine plan expectations.

Ore processed in Flin Flon in the fourth quarter of 2018 was 35% lower than the same period in 2017. The lower processing volumes are a result of the Reed mine closure, and sustained improvements at the Stall concentrator resulting in less ore transported to Flin Flon for processing, partially offset by increased ore from the 777 mine. Ore processed was 17% higher and copper recoveries were 5% higher at the Stall concentrator in the fourth quarter of 2018 compared with the same period in 2017, as a result of ongoing operational and maintenance improvements and better metallurgical understanding of the Lalor ore.

Ore processed for the full year in 2018 in Flin Flon was 11% lower than 2017 as a result of combined mine output. Full year unit operating costs at the Flin Flon concentrator were 31% higher than 2017 as a result of higher overall maintenance costs driven by aging infrastructure and equipment, increased material handling costs realized in the first half of 2018 related to colder than typical weather, and lower volumes from the mines. Ore processed for the full year in 2018 at Stall was 9% higher, and recoveries for all metals at the Stall concentrator were higher than 2017. Full year unit operating costs at the Stall concentrator were 10% lower than 2017, primarily as a result of higher production and improved mill reliability.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter and full year in 2018 were 14% and 10% higher, respectively, than in the same periods in 2017 due mainly to the Reed mine closure, higher 777 and Lalor mining costs and Flin Flon mill maintenance.

Cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2018 was negative $0.87 per pound of copper produced. These costs were higher compared to the same period in 2017, primarily as a result of lower production due to the Reed mine closure. Cash cost per pound of copper produced, net of by-product credits, slightly increased to negative $0.64 for the full year 2018, compared to 2017, also as a result of lower production.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2018 was $1.55, which is higher than the prior year period due to higher cash costs and higher sustaining capital expenditures. Sustaining cash cost per pound of copper produced, net of by-product credits, increased by $0.73 for the full year 2018, compared to 2017, as a result of increased capital development expenditures at Lalor and planned increased sustaining and exploration capital spending.

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2019 Annual Guidance

Hudbay’s production and operating cost guidance, along with its capital and exploration expenditure forecasts for 2019 are discussed in detail below.

Production Guidance

Contained Metal in Concentrate[1]		2019 Guidance	Year ended	2018 Guidance
			Dec. 31, 2018

Manitoba[2]
Copper	tonnes	22,000 – 25,000	32,372	27,500 – 32,500
Zinc	tonnes	100,000 – 115,000	115,588	105,000 – 130,000
Precious metals[3]	oz	105,000 – 125,000	113,188	120,000 – 145,000

Peru
Copper	tonnes	100,000 – 125,000	122,178	95,000 – 115,000
Precious metals[3]	oz	45,000 – 55,000	63,187	50,000 – 70,000[4]
Molybdenum	tonnes	1,100 – 1,200	904	–

Total
Copper	tonnes	122,000 – 150,000	154,550	122,500 – 147,500
Zinc	tonnes	100,000 – 115,000	115,588	105,000 – 130,000
Precious metals[3]	oz	150,000 – 180,000	176,375	170,000 – 215,000
Molybdenum	tonnes	1,100 – 1,200	904	–

1 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
2 2018 figures include 100% of Reed mine production; Hudbay owned a 70% interest in the Reed mine.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1.
4 Initial 2018 guidance for Peru precious metals production was 65,000 to 85,000 ounces.

In 2019, production of copper contained in concentrate is forecast to decrease by approximately 12%3 compared to 2018 production, primarily due to the closure of the Reed mine in 2018 and slightly lower copper grades at Constancia in line with the mine plan. Production of zinc contained in concentrate in 2019 is forecast to decrease by approximately 7%3 compared to 2018 production, due to lower zinc grades at the 777 and Lalor mines, in line with the respective mine plans. Lalor mine ramp-up is on track to reach a nominal 4,500 tonnes per day in 2019 as a result of several recent initiatives including increased drill inventory, improved paste backfill availability, engagement of third party contractors and higher planned equipment utilization.

Production of precious metals contained in concentrate in 2019 is forecast to slightly decrease by approximately 6%3 compared to 2018 production, primarily due to marginally lower precious metals grades at Constancia. Manitoba precious metals production reflects the optimization of the Lalor mine plan to prioritize base metal ore in the near term and defer certain areas of high-grade gold and copper-gold ore until the planned restart of the New Britannia mill in 2022, as recently announced.

Peru precious metals production has the potential to be higher than the stated guidance levels in 2019 if the land access agreement related to the Pampacancha deposit is in place by the end of May 2019. Negotiations with the community to secure surface rights over the Pampacancha deposit are progressing, following the election of a new community council in the fourth quarter of 2018.

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Capital Expenditure Guidance

Capital Expenditures[1]	2019 Guidance	Year ended	2018 Guidance
(in $ millions)		Dec. 31, 2018
Sustaining capital
Manitoba	100.0	104.4	85.0
Peru[2]	95.0	40.0	50.0
Total sustaining capital	195.0	144.4	135.0
Growth capital
Manitoba	10.0	18.1	20.0
Peru[3]	45.0	2.3	0.0
Arizona	20.0	19.7	35.0
Total growth capital	75.0	40.1	55.0
Capitalized exploration	15.0	11.7	10.0
Total capital expenditures	285.0	196.2	200.0

1 Excludes capitalized interest.
2 Includes capitalized stripping costs.
3 Initial 2018 guidance for Peru growth capital expenditures was $45.0 million. This included expenditures for developing the Pampacancha deposit and acquiring surface rights, which, as previously announced, was deferred to 2019.

Total planned sustaining capital expenditures in 2019 are expected to increase by approximately 35% from 2018 levels. The increase is mainly due to an approximate $55 million increase in spending in Peru from 2018 levels, as a major raise of the Constancia tailings management facility is expected in 2019, in line with the NI 43-101 Technical Report filed in March 2018. Planned sustaining capital expenditures in Manitoba include continued drilling of the gold and copper-gold zones at Lalor and elevated spending on tailings management facilities in 2019 to implement upgrades and provide increased storage capacity.

Manitoba growth capital spending of $10 million includes a feasibility study and early works to advance the refurbishment of the New Britannia gold mill and the Lalor gold strategy.

Peru growth capital of $45 million includes initial expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community. This spending is expected to be reduced if a land access agreement related to the Pampacancha deposit is not in place by the end of May 2019. Arizona spending of $20 million on the Rosemont project is intended to support ongoing permitting, legal and mitigation efforts, and would increase significantly if permitting is completed and early works on the project commence during 2019.

Exploration Guidance

Exploration Expenditures	2019 Guidance	Year ended	2018 Guidance
(in $ millions)		Dec. 31, 2018
Peru	20.0	15.6	20.0
Manitoba	10.0	14.1	15.0
Generative and other	10.0	10.6	15.0
Total exploration expenditures	40.0	40.3	50.0
Capitalized spending[1]	(15.0)	(11.7)	(10.0)
Total exploration expense[1]	25.0	28.6	40.0

1 2019 guidance assumes exploration expenditures of $5 million and $10 million for Manitoba and Peru, respectively, will be capitalized.

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Hudbay continues to grow its exploration portfolio of owned or optioned mineral properties, which now consists of approximately 885,000 hectares across Canada, Peru, the United States and Chile. Hudbay’s 2019 exploration budget of $40 million, which includes option payments, will be focused on exploration near existing processing infrastructure in Manitoba and Peru, as well as exploration properties in Nevada, Chile and British Columbia.

In January 2018, Hudbay acquired control of a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Hudbay has commenced permitting, community relations and technical activities required to access and conduct drilling activities on these properties and has been successful in reaching a community agreement covering two of the properties to date with plans to drill those properties in 2019. In Manitoba, the company expects to conduct more underground drilling at Lalor to support the long-term gold strategy in Snow Lake as well as several regional greenfield exploration drill targets in an attempt to expand both the base metal and gold resource base.

Hudbay acquired the Ann Mason property at the end of the fourth quarter of 2018 through the acquisition of Mason Resources Corp. Exploration activities at Ann Mason over 2019 will consist of geological mapping, geochemical sampling and geophysical surveys, as well as diamond drilling to identify potential sources of high grade mineralization that could enhance the feed grade in the early years of a future milling operation.

Unit Operating Cost Guidance

Combined Mine/Mill Unit Operating			2019 Guidance	Year ended	2018 Guidance
Cost[1,2]				Dec. 31, 2018
Manitoba		C$/tonne	115 – 135	130	125 – 135[3]
Peru	$	/tonne	7.90 – 9.70	9.44[4]	7.50 – 9.20

1 Reflects combined mine, mill and G&A costs per tonne of milled ore. Manitoba 2018 figures include the cost of ore purchased from the joint venture partner at the Reed mine. Peru costs reflect the deduction of expected capitalized stripping costs.
2 Combined unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 11 of this news release.
3 Initial 2018 guidance for Manitoba unit operating costs was C$110 - 123 per tonne.
4 Excluding molybdenum plant costs, combined unit costs for the full year were $9.17 per tonne.

Combined unit costs for Manitoba in 2019 are forecast to be slightly lower3 than 2018 unit costs of approximately C$130 per tonne which reflects the closure of the Reed mine, declining ore production at the 777 mine, costs for trucking ore from Lalor to the Flin Flon concentrator for processing and the cost of additional contracted labour at Lalor. Combined unit costs for Peru in 2019 are expected to be approximately 7%3 lower than 2018 unit costs as a result of operating efficiencies and the impact of a one-time accrual in 2018 for signing bonuses for the three-year collective bargaining agreement. 2019 Peru unit costs and molybdenum production guidance also reflect expected high utilization rates of the molybdenum plant.

Metal production in any particular quarter may vary from the implied annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter, the timing of planned maintenance, and other factors. Mining and processing costs in any particular quarter can also vary from the annual guidance rate above based on a variety of factors, including the scheduling of maintenance events and seasonal heating requirements, particularly in Manitoba.

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Flin Flon Zinc Plant Guidance		2019 Guidance	Year ended	2018 Guidance
			Dec. 31, 2018
Zinc metal produced	tonnes	95,000 – 105,000	102,053	100,000 – 115,000
Unit operating costs[1]	C$/lb	0.47 – 0.55	0.50	0.40 – 0.50

1 Unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 11 of this news release.

Zinc plant production and costs in 2019 reflect a planned maintenance shutdown to support continued operation of the zinc plant through 2021.

New Lalor Reserve and Resource Estimate and Updated Mine Plan

Hudbay today released an updated reserve and resource estimate and revised mine plan for Lalor incorporating the refurbishment of the New Britannia mill for processing the gold and copper-gold reserves. Please refer to Hudbay’s February 19, 2019 press release titled “Hudbay Announces Increased Lalor Mineral Reserves and Resources and Updated Mine Plan that Confirms Substantial Increase in Gold Production” for further information.

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

Hudbay has agreed with Wheaton Precious Metals (“Wheaton”) to amendments to the Rosemont precious metals stream agreement that was entered into with Wheaton prior to Hudbay’s acquisition of Rosemont. The amendments reflect Hudbay's strong financial capability and project development track record. These amendments include removal of the condition that the Rosemont permits be free of all challenges and appeals prior to funding, clarification of the timing of Wheaton's funding obligation and changes to the delay payment structure to more appropriately reflect the de-risked profile of the project. Hudbay has agreed to provide a parental guarantee of Rosemont's obligations and to allow Wheaton to elect to pay the deposit in cash or shares. The stream agreement continues to contemplate an upfront initial deposit of $230 million following the receipt of permits, finalization of the financing plan and commencement of construction, in exchange for delivery of approximately 100% of payable silver and gold produced from Rosemont at a cash price of $450 per ounce for gold and $3.90 per ounce for silver, subject to escalation for inflation.

Mason Acquisition

On December 19, 2018, Hudbay completed the previously announced acquisition of Mason Resources Corp. and its wholly-owned Ann Mason project in Nevada. Ann Mason is a large greenfield copper deposit located in the historic Yerington District and is one of the largest undeveloped copper porphyry deposits in North America. In 2019, Hudbay plans to test drill ready targets over an existing induced polarization anomaly.

Adoption of Advance Notice By-Law

Hudbay’s Board of Directors has approved By-Law No. 2 relating to advance notice requirements for director elections (the "Advance Notice By-Law"), effective February 19, 2019. The Advance Notice By-Law sets out a clear framework for nominating directors in connection with a shareholder meeting and is similar to the advance notice bylaws adopted by many other Canadian public companies.

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The purpose of the Advance Notice By-Law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions and (ii) facilitate an orderly and efficient process for the election of directors. The Advance Notice By-Law sets deadlines by which shareholders must submit director nominations to Hudbay and sets forth the information that a nominating shareholder must provide to Hudbay for any director nominee to be eligible for election.

In the case of an annual shareholder meeting, notice to Hudbay must be given:

  not less than 30 days prior to the date of the annual meeting, or if the meeting is to be held on a date that is less than 50 days after the first public announcement of the meeting date, not later than the close of business on the 15th day following such announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to Hudbay must be given not later than the close of business on the 15th day following the first public announcement of the date of the special meeting.

The Advance Notice By-Law will be placed before shareholders for approval, confirmation and ratification at Hudbay’s next shareholders meeting. In the event that the By-Law is not so approved, confirmed and ratified, it shall terminate and be of no further force or effect.

Hudbay recognizes that Waterton Global Resource Management, Inc. (“Waterton”) has announced that it intends to nominate director candidates at Hudbay’s upcoming annual shareholder meeting. The Advance Notice By-Law allows Waterton to proceed with these nominations provided they are made in accordance with its terms, which in turn will ensure that the annual meeting is conducted in an orderly manner.

The full text of the Advance Notice By-Law is available under Hudbay’s profile on SEDAR at www.sedar.com.

Dividend Declared

Hudbay declared a semi-annual dividend of C$0.01 per share on February 19, 2019. The dividend will be paid on March 29, 2019 to shareholders of record as of March 8, 2019.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit operating cost and zinc plant unit cost are shown because the measures are used by the company as a key performance indicator to assess the performance of its mining and milling operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 45 of Hudbay’s management’s discussion and analysis for the three and twelve months ended December 31, 2018 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

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Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2018/Q4/MDA184.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2018/Q4/FS184.pdf

Conference Call and Webcast

Date:	Wednesday, February 20, 2019

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-794-1827 or 1-800-347-6311

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects (including the Lalor gold zone) contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay’s Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company’s mines and processing facilities, the expected benefits of implementing the metallurgical recovery and optimization initiatives at Constancia processing plant and expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and expectations regarding the final Rosemont permits and any litigation challenging Rosemont's permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of the company's gold resources in Manitoba, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and the company’s anticipated plans for advancing its mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect the operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the schedule for the refurbishment of the New Britannia mill and the success of the company’s Lalor gold strategy;
  obtaining the final permits for Rosemont and obtaining any required joint venture partner approvals to advance the project;
  the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
  the timing and receipt of various regulatory, governmental and joint venture partner approvals;
  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor mine;
  no significant unanticipated challenges with stakeholders at the company’s various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

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The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

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For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

___________________________________________
1 Please refer to Hudbay’s February 19, 2019 news release titled “Hudbay Announces Increased Lalor Mineral Reserves and Resources and Updated Mine Plan that Confirms Substantial Increase in Gold Production” for further information.
2 Sourced from Wood Mackenzie Q4 2018 dataset. Based on 2018 forecasted operating costs, including mining, processing and general and administrative expenditures on a per tonne basis, for primary copper, open pit sulphide mines in South America. Wood Mackenzie’s costing methodology may be different than the methodology reported by Hudbay or its peers in their public disclosure. For details regarding Hudbay’s costs, refer to Hudbay’s management discussion and analysis for the three months and year ended December 31, 2018.
3 Year-over-year forecast changes assume the mid-point of the respective 2019 guidance range is achieved.